UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 511th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 9, 2025

1.            DATE, TIME AND VENUE: On December 9, 2025, at 11:25 a.m. (São Paulo local time), held remotely, as provided for in Article 19, paragraph 1, of the Internal Regulations of the Board of Directors and Technical and Advisory Committees (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2.           CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The members of the Board of Directors of the Company, who subscribe to these minutes, were present, therefore, establishing quorum as required by the Bylaws for the installation of the meeting. Mr. Francisco Javier de Paz Mancho, board member, was represented by the Chairman of the Board of Directors, Mr. Eduardo Navarro de Carvalho, through vote delegation. Also present, as provided in Article 163, paragraph 3 of Law No. 6,404/76 (“Brazilian Corporation Law”), were Mr. Stael Prata Silva Filho, Ms. Luciana Doria Wilson, and Ms. Gabriela Soares Pedercini, members of the Company’s Fiscal Council, as well as the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, and the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, acting as Secretary of the Meeting.

3.           PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.           AGENDA AND RESOLUTION: After examining and discussing the matter on the Agenda, the members Board of Directors present at the meeting unanimously resolved as follows:

4.1.       Proposal to Reduce the Company’s Capital Stock in the amount of R$4,000,000,000.00 (four billion reais) and consequent amendment to the Bylaws. It was clarified that the purpose of the meeting was to discuss and resolve on the proposal to reduce the Company’s share capital by R$4,000,000,000.00 (four billion reais), without the cancellation of shares and through the reimbursement to shareholders of part of the value of their shares (“Reduction”), pursuant to Article 173 of the Brazilian Corporation Law, reducing the share capital from R$60,071,415,865.09 (sixty billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents) to R$56,071,415,865.09 (fifty-six billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents), with the shareholders’ participation in the Company’s share capital remaining unchanged.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 511th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 9, 2025

As a result of the Reduction, a proposal was also presented (i) to amend Article 5, caput, of the Company’s Bylaws, as well as to consolidate it, to reflect the change in the share capital amount, and (ii) to call an extraordinary general meeting of the Company to resolve on the Reduction and, consequently, the amendment and consolidation of the Bylaws, the call notice and other relevant documents to be disclosed in due course.

If approved by the extraordinary shareholders’ meeting, the implementation of the Reduction is subject to a 60 (sixty) day period, pursuant to Article 174 of the Brazilian Corporation Law. After the Reduction is implemented, payment of the funds resulting from the Reduction must occur by July 31, 2026, in a single installment, on a date to be determined by the Company’s Management, individually to each shareholder and in proportion to their respective positions in the Company’s share capital, in accordance with the settlement procedures established by B3 S.A. – Brasil, Bolsa, Balcão and by the institution responsible for the bookkeeping of the Company’s shares, as applicable.

After analyzing and discussing the matter, the members of the Board of Directors, also considering the favorable opinion of the members of the Fiscal Council and the Audit and Control Committee, unanimously approved (i) the proposal for the Reduction, as presented; (ii) the proposal to amend Article 5, caput, of the Bylaws to reflect the Reduction, with its consequent consolidation; and (iii) the call, at the appropriate time, of the extraordinary general meeting of the Company to resolve on items (i) and (ii) above now approved, authorizing the Company’s Officers to take all necessary actions to carry out the Reduction.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 511th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 9, 2025

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, December 9, 2025. (aa) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho (represented by Eduardo Navarro de Carvalho through vote delegation); Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Fiscal Council: Gabriela Soares Pedercini; Stael Prata Silva Filho; and Luciana Doria Wilson. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 511th Meeting of the Board of Directors of Telefônica Brasil S.A., held on December 9, 2025, drawn up in the Company’s book. This is a free English translation.

_____________________________________

Breno Rodrigo Pacheco de Oliveira

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 9, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director